LianDi Clean Technology Inc.

4th Floor, Tower B, Wanliuxingui Building,

No. 28 Wanquanzhuang Road,

Haidian District, Beijing, China, 100089

October 16, 2013

VIA EDGAR

John Cash

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Form 10-K for the year ended March 31, 2012
Filed July 13, 2012
File No. 0-52235

Dear Mr. Cash,

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby providing response to comment issued on September 10, 2013, regarding the Company’s Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”), addressed to Mr. Yong Zhao (the “Staff’s Letter”).

General

1.	We note your response to Comment 3 in our letter dated June 28, 2013. To enhance the clarity and accuracy of the proposed risk factor disclosure, please make the following changes to the risk factor before including it in future filings:

(i)	in the second sentence, replace “its” with “their,” so that the affected portion of the sentence reads “… these companies or their affiliates have oil and gas developments projects in …”
(ii)	in the third sentence, delete the second “Sinopec and,” so that the beginning of the sentence reads “Sinopec and PetroChina, CNPC’s public subsidiary, …” and delete “Sinopec Group,” so that the end of the sentence reads “… divestment campaigns because of their parent companies’ operations in Sudan.”
(iii)	In the fourth sentence, replace “its” with “their or their affiliates’… ,” so that the affected portion of the sentence reads “… because of their or their affiliates’ investments and activities in those countries, … .”

Please advise.

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COMPANY RESPONSE: In accordance with the Staff’s request, we will make the related changes to the risk factor before including it in future filings. Please refer to our revised proposed risk factor disclosure as below.

We rely on a small group of customers to maintain and grow our business. China Petroleum and Chemical Corporation (“Sinopec”) and China National Petroleum Company (“CNPC”), two of our major customers, accounted for 27% and 49% of our revenues in fiscal 2012, respectively. We note from publicly available sources that these companies or their affiliates have oil and gas development projects in, source crude oil from, or conduct oil exploration and extraction activities in Iran, Syria, Sudan and/or Cuba, countries that are designated by the U.S. Department of State as sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Sinopec and PetroChina, CNPC’s public subsidiary, have been subject to divestment campaigns because of their parent companies’ operations in Sudan. As a result, certain U.S.-based investors may not wish to invest in these companies and may divest their investment in these companies, because of their or their affiliates’ investments and activities in those countries, and the trading prices of their shares may be adversely affected. Although we do not have any past, current and anticipated contracts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements, and our products and/or services were never used or anticipant to be used in connection with these customers activities in those countries, our reputation and share value may also be adversely affected because of our business relationship with these companies. As we rely on these companies to maintain and grow our business, our future results of operations may be adversely affected because of the adverse impact on the results of operations and financial position of these companies as a result of the divestment or similar initiatives regarding investment in these companies, which may also result in an adverse impact on our share value accordingly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LianDi Clean Technology Inc.

By:	/s/ Jianzhong Zuo
Name:	Jianzhong Zuo
Title:	Chief Executive Officer

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